Smith Mackinnon PA

255 South Orange Avenue, Suite 1200

Orlando, Florida 32801

Telephone:   (407) 843-7300

Facsimile:   (407) 843-2448

December 4, 2015

Securities and Exchange Commission

Judiciary Plaza

450 5th Street, N.W.

Washington, D.C. 20549

Re:	CenterState Banks, Inc.

Registration Statement on Form S-4

Dear Madam/Sir:

On behalf of CenterState Banks, Inc. (“Registrant”), enclosed is a Registration Statement on Form S-4 covering securities of the Registrant, including exhibits. The Registrant has previously transmitted payment of the filing fee indicated on the cover page of the Registration Statement.

Any questions or comments concerning the enclosed materials should be directed to the undersigned of this firm. Thank you very much for your assistance.

Very truly yours,

/s/ John P. Greeley
John P. Greeley

JPG:br Enclosure
Copy to:	John C. Corbett President and Chief Executive Officer CenterState Banks, Inc.